BR/22

811-00126

SEWARD & KISSEL LLP
1200 G STREET, N.W.
WASHINGTON, D.C. 20005

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DEC 4 2003

December 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on November 21, 2003 by Adrienne Green against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,



Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management L.P.	N/A	801-56720	108477

00250.0073 #447501

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ADRIENNE GREEN, Individually and On Behalf of All Others Similarly Situated,	)	CIVIL ACTION JUDGE SPRIZZO
Plaintiff,	)	03 CV 9294
vs.	)	CLASS ACTION COMPLAINT
ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT L.P., BRUCE CALVERT, JOHN CARIFA, and ROBERT H. JOSEPH, JR.,	)	**JURY TRIAL DEMANDED**
Defendants.	)	

Plaintiff, Adrienne Green ("Plaintiff"), individually and on behalf of all other persons similarly situated, by her undersigned attorneys, for her complaint against defendants, alleges the following based upon personal knowledge as to herself and her own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through her attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding Alliance Captial Holding LP, securities analysts' reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of purchasers of the publicly traded securities of Alliance Capital Holding, LP (NYSE: AC) between April 30, 2001 and November 5, 2003, inclusive (the "Class Period"), seeking to pursue remedies under the Securities Exchange Act of 1934 (the "Exchange Act").

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act, (15 U.S.C. §§ 78j(b) and 78t(a)), and Rule 10b-5 promulgated thereunder (17 C.F.R. §240.10b-5).

3. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. § 1331.

4. Venue is proper in this Judicial District pursuant to §27 of the Exchange Act, 15 U.S.C. § 78aa and 28 U.S.C. § 1391(b). Many of the acts and transactions alleged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this Judicial District. Additionally, the Company maintains a principal executive office in this Judicial District.

5. In connection with the acts, conduct and other wrongs alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mails, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

6. Plaintiff, Adrienne Green, bought units of Alliance Capital Management Holding L.P. during the Class Period and has suffered damages as a result of the wrongful acts of defendants as alleged herein.

7. Defendant Alliance Capital Management Holding L.P. conducts its diversified investment management services business through Alliance Capital Management L.P. Alliance Capital Management Holdings L.P.'s principal place of business is located within this judicial district at 1345 Avenue of the Americas, New York, NY 10105.

8. Defendant Alliance Capital Management L.P. ("Alliance Capital Management") provides diversified investment management and related services globally to a broad range of clients including institutional investors, private clients, individual investors and institutional investors. Alliance Capital Management also provides a broad offering of investment products, global in scope, with expertise in both growth- and value-oriented strategies, coupled with a fixed income capability in both taxable and tax-exempt securities. Alliance Capital Management operates in four business segments: Institutional Investment Management Services, Private Client Services, Retail Services and Institutional Research Services. Alliance Capital Management also maintains its principal place of business within this judicial district at 1345 Avenue of the Americas, New York, NY 10105.

9. Defendants Alliance Capital Management Holdings L.P. and Alliance Capital Management L.P. are collectively referred to as "Alliance Capital" or the "Company."

10. Defendant AllianceBernstein Technology Fund, Inc. is a mutual fund that is registered under the Investment Company Act and managed by Alliance Capital with its principle place of business located at 1345 Avenue of the Americas, New York, NY 10105.

11. Defendant AllianceBernstein Growth and Income Fund is a mutual fund that is registered under the Investment Company Act and managed by Alliance Capital with its principle place of business located at 1345 Avenue of the Americas, New York, NY 10105.

12. Defendant Bruce Calvert ("Calvert") is Alliance Capital's Chairman and Chief Executive Officer.

13. Defendant John Carifa ("Carifa") is the Company's President, Chief Operating Officer and a Director.

14. Defendant Robert H. Joseph, Jr. ("Joseph") is the Company's Senior Vice President and Chief Financial Officer.

15. Defendants Calvert, Carifa, and Joseph are collectively referred to hereafter as the "Individual Defendants." During the Class Period, each of the Individual Defendants, as senior executive officers and/or directors of Alliance Capital were privy to non-public information concerning its business, finances, products, markets and present and future business prospects via access to internal corporate documents, conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith. Because of their possession of such information, the Individual Defendants knew or recklessly disregarded the fact that adverse facts specified herein had not been disclosed to, and were being concealed from, the investing public.

16. Because of the Individual Defendants' positions with the Company, they had access to the adverse undisclosed information about the Company's business, operations, operational trends, financial statements, markets and present and future business prospects via access to internal

corporate documents (including the Company's operating plans, budgets and forecasts and reports of actual operations compared thereto), conversations and connections with other corporate officers and employees, attendance at management and Board of Directors meetings and committees thereof and via reports and other information provided to them in connection therewith.

17. It is appropriate to treat the Individual Defendants as a group for pleading purposes and to presume that the false, misleading and incomplete information conveyed in the Company's public filings, press releases and other publications as alleged herein are the collective actions of the narrowly defined group of defendants identified above. Each of the above officers of Alliance Capital, by virtue of their high-level positions with the Company, directly participated in the management of the Company, was directly involved in the day-to-day operations of the Company at the highest levels and was privy to confidential proprietary information concerning the Company and its business, operations, growth, financial statements, and financial condition, as alleged herein. Said defendants were involved in drafting, producing, reviewing and/or disseminating the false and misleading statements and information alleged herein, were aware, or recklessly disregarded, that the false and misleading statements were being issued regarding the Company, and approved or ratified these statements, in violation of the federal securities laws.

18. As officers and controlling persons of a publicly-held company whose common stock was, and is, registered with the SEC pursuant to the Exchange Act, and was traded on the New York Stock Exchange ("NYSE"), and governed by the provisions of the federal securities laws, the Individual Defendants each had a duty to disseminate prompt, accurate and truthful information with respect to the Company's financial condition and performance, growth, operations, financial statements, business, markets, management, earnings and present and future business prospects, and

to correct any previously-issued statements that had become materially misleading or untrue, so that the market price of the Company's publicly-traded common stock would be based upon truthful and accurate information. The Individual Defendants' misrepresentations and omissions during the Class Period violated these specific requirements and obligations.

19. The Individual Defendants participated in the drafting, preparation, and/or approval of the various public and shareholder and investor reports and other communications complained of herein and were aware of, or recklessly disregarded, the misstatements contained therein and omissions therefrom, and were aware of their materially false and misleading nature. Because of their Board membership and/or executive and managerial positions with Alliance Capital, each of the Individual Defendants had access to the adverse undisclosed information about Alliance Capital's financial condition and performance as particularized herein and knew or recklessly disregarded that these adverse facts rendered the positive representations made by or about Alliance Capital and its business issued or adopted by the Company materially false and misleading.

20. The Individual Defendants, because of their positions of control and authority as officers and/or directors of the Company, were able to and did control the content of the various SEC filings, press releases and other public statements pertaining to the Company during the Class Period. Each Individual Defendant was provided with copies of the documents alleged herein to be misleading prior to or shortly after their issuance and/or had the ability and/or opportunity to prevent their issuance or cause them to be corrected. Accordingly, each of the Individual Defendants is responsible for the accuracy of the public reports and releases detailed herein and is therefore primarily liable for the representations contained therein.

21. Each of the defendants is liable as a participant in a fraudulent scheme and course of business that operated as a fraud or deceit on purchasers of Alliance Capital common stock by disseminating materially false and misleading statements and/or concealing material adverse facts. The scheme: (1) deceived the investing public regarding Alliance Capital's business, operations, management and the intrinsic value of Alliance Capital common stock; and (2) caused Plaintiff and other members of the Class to purchase Alliance Capital common stock at artificially inflated prices.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a federal class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class"), consisting of all purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between April 30, 2001 and November 5, 2003, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, the officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

23. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class.

24. Plaintiff's claims are typical of the claims of the members of the Class, because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

25. Plaintiff will fairly and adequately protect the interests of the Class members and has retained counsel who are experienced and competent in class actions and securities litigation.

26. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for the members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

27. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

(a) Whether the federal securities laws were violated by Defendants' acts as alleged herein;

(b) Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

(c) Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

SUBSTANTIVE ALLEGATIONS

Background

28. Alliance Capital provides diversified investment management and related services globally to a broad range of clients including (a) institutional investors, consisting of unaffiliated

entities such as corporate and public employee pension funds, endowment funds, domestic and foreign institutions and governments and affiliates and its insurance company subsidiaries, by means of separate accounts, sub-advisory relationships resulting from the efforts of the institutional marketing department, structured products, group trusts, mutual funds, and investment vehicles sold exclusively to institutional investors and high net-worth individuals, (b) private clients, consisting of high net-worth individuals, trusts and estates, charitable foundations, partnerships, private and family corporations and other entities, by means of separate accounts, hedge funds, and certain other vehicles, (c) individual investors by means of retail mutual funds sponsored by Alliance Capital, its subsidiaries and affiliated joint venture companies including cash management products such as money market funds and deposit accounts and sub-advisory relationships in respect of mutual funds sponsored by third parties resulting from the efforts of the mutual fund marketing department ("AllianceBernstein Mutual Funds") and "managed account" products, and (d) institutional investors desiring institutional research services by means of in-depth research, portfolio strategy, trading and brokerage-related services. Alliance Capital and its subsidiaries provide investment management, distribution and shareholder and administrative services to the Alliance Mutual Funds.

29. This class actions concerns Alliance Capital's illegal scheme of entering into agreements with its own hedge funds and other "special" investors who were permitted to "time" its AllianceBernstein family of mutual funds in return for money also known as "sticky assets." Timing is a strategy that uses short in-and-out trades and works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

30. As a result of this undisclosed illegal scheme, Alliance Capital was able to inflate its financial results through out the Class Period. More specifically, Alliance Capital failed to disclose and/or misrepresented the following adverse facts, among others: (1) that Alliance Capital Management Holding L.P.'s wholly-owned subsidiary Alliance Capital Management entered into an illegal agreement with special investors wherein Alliance Capital Management permitted the special investors to time AllianceBernstein mutual funds; (2) that in exchange for permitting the special investors to time AllianceBernstein mutual funds, they deposited "sticky assets" into certain Alliance Capital hedge funds; (3) that the "sticky assets" deposited into certain Alliance Capital hedge funds permitted Alliance Capital to materially overstate its assets under management and thus permitted Alliance Capital to receive a steady flow of fees from such "sticky assets;" and (4) as a result of this illegal scheme, Alliance Capital, throughout the Class Period, materially overstated and artificially inflated Alliance Holding's earnings, income, and earning per share.

Materially False And Misleading
Statements Issued During The Class Period

31. The Class Period commences on April 30, 2001. At that time, the Company announced its financial results for the first quarter of 2001. Alliance Capital reported the following: The first quarter 2001 results are compared to fourth quarter 2000, which was the first quarter that included the business of Sanford C. Bernstein Inc., acquired by Alliance Capital on October 2, 2000.

> Assets under management were $433 billion at March 31, 2001, decreasing 5% from December 31, 2000 levels. Stock market-related declines in assets under management more than offset net new asset inflows of $10.6 billion for the quarter.
>
> Alliance Capital continued to exceed performance benchmarks on a trailing one-year basis for all of its major equity investment disciplines.

> Retail channel gross sales were $13.4 billion, down 2% from fourth quarter 2000. U.S. long-term gross sales were $6.9 billion, up 1% from fourth quarter 2000. U.S. long-term net sales totaled $1.7 billion, down 24% compared to fourth quarter 2000. Gross sales outside the U.S. totaled $4.5 billion of which $2.2 billion were from joint venture relationships. Net sales outside the U.S. were $1.1 billion, up 32% over fourth quarter 2000.

32. Commenting on these results, defendant Calvert stated: "The continued stock market decline, as evidenced by a 12% decrease in the S&P 500 Index, negatively impacted our results for the quarter. As a result, assets under management decreased by 5%, during the quarter. **We continued to outperform client benchmarks in our large capitalization growth and value strategies and our long-term investment results remain competitive."** (Emphasis added.)

33. On May 14, 2001, the Company filed its quarterly report with the SEC on Form 10-Q. The Company's Form was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

34. On July 26, 2001, the Company announced its financial results for the second quarter of 2001. Alliance Capital reported the following:

> Assets under management were $465 billion at June 30, 2001, an increase of 7% from March 31, 2001, resulting primarily from net new inflows of $17 billion and stock market appreciation of $16 billion. Average assets under management for the quarter were flat from first quarter levels, largely due to the stock market decline in March.
>
> Alliance Capital continued to exceed style performance benchmarks on a year-to-date and trailing one-year basis for its major growth and value equity disciplines. While a number of our growth strategies underperformed during the quarter, long-term results are very competitive. Meanwhile, key value strategies achieved excellent relative results during the quarter continuing the very strong trend of the last twelve months. Fixed income results were mixed during the

> quarter, but remain competitive as demonstrated by several significant new business wins.
>
> Retail channel long-term gross sales were $11.2 billion, down 8% from first quarter 2001, while net sales totaled $3.2 billion, down 2%. U.S. gross sales, excluding cash management products, were $7.6 billion, a decrease of 2% from first quarter 2001. U.S. net sales totaled $2.8 billion, up 25% compared to first quarter 2001. Gross sales of non-U.S. products totaled $3.6 billion, including $1.4 billion from joint venture relationships. Outside the U.S., net sales were $0.5 billion.

35. Commenting on these results, defendant Calvert stated: "Assets under management increased 7% from the end of the first quarter as the U.S. stock market rose and we again achieved net positive new money flows in each of our three primary market channels: retail, institutional and private client."

36. On August 2, 2001, the Company filed its quarterly report with the SEC on Form 10-Q. The Company's Form was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

37. On November 1, 2001, the Company announced its financial results for the third quarter of 2001. Alliance Capital reported the following:

> Average assets under management for third quarter of 2001 were $449 billion, a decrease of 1% from second quarter.
>
> Assets under management were $421 billion at September 30, 2001, a decrease of 9% from June 30, 2001. Net new business of $6 billion was more than offset by a $50 billion decline in market values.
>
> Investment results for third quarter generally met or exceeded client benchmarks and long-term performance across our major equity and fixed income disciplines remains very competitive. Retail channel long-term gross sales, which exclude cash management products, were $9.5 billion, down 14% from second quarter 2001. On a net basis, long-term mutual fund sales were $1.5 billion and cash

> management mutual fund sales were $1.8 billion. However, the wrap fee business experienced net redemptions of $2.1 billion compared to $0.6 billion of net sales in second quarter. Gross sales of non-U.S. products, including $2.0 billion from joint venture relationships, totaled $4.0 billion; net sales of these products were $0.7 billion, of which $0.6 billion was from joint venture relationships.

38. Commenting on these results defendant Calvert stated: "In the main, we attained benchmark or better relative investment performance for our clients. And, we experienced positive net sales in each of our major investment management distribution channels -- retail, institutional and private client. Nevertheless, assets under management and revenues declined on a sequential basis primarily due to a sharp drop in the equity markets." Additionally, defendant Carifa stated:

> Alliance's market share of net sales in the non-proprietary retail channel has been increasing this year due to the breadth and quality of our product line. As investor interest in growth has waned, we have been able to shift sales to value equity, fixed income and money market funds in a timely manner. . . . . Assets under management have doubled since June and are now nearly $1 billion.

39. On November 14, 2001, the Company filed its quarterly report with the SEC on Form 10-Q. The Company's Form was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

40. On January 31, 2002, the Company announced its financial results for the fourth quarter and full year 2001. Alliance Capital reported the following:

> [Assets Under Management] AUM increased 8% to $455 billion at December 31, 2001 from $421 at September 30, 2001 with all distribution channels experiencing positive net flows. Despite challenging markets, AUM increased 0.4% from December 31, 2000.
>
> Average AUM for the fourth quarter of 2001 was $443 billion, a decrease of 1% from the third quarter of 2001 and 4% from the fourth quarter of 2000.

Global gross sales of long-term mutual funds, excluding cash management products, were $9.8 billion in the fourth quarter of 2001, up 3.2% from the third quarter. On a net basis, long-term mutual fund inflows were $1.0 billion for the fourth quarter of 2001, compared to net redemptions of $0.2 billion for the third quarter. This comparison was aided by a $1.4 billion reduction in net managed account product redemptions from $2.1 billion in the third quarter to $0.7 billion in the fourth quarter. Cash management mutual funds experienced net redemptions of $0.8 billion for the fourth quarter compared to net sales of $1.8 billion for the third quarter of 2001.

41. Commenting on these results, defendant Calvert stated:

In the context of a very challenging operating environment -- a second consecutive year of declining equity markets -- Alliance performed reasonably well. Assets under management (AUM) increased modestly over the year as net new business of $42 billion more than offset $41 billion in market related AUM erosion. At the same time, revenue yields declined slightly as the AUM mix moved, at the margin, toward lower fee equity, fixed income and cash management products.

... Revenues and profits benefited from a more balanced product mix as investor preferences continued to shift from growth to value. Revenue synergies began to emerge as Alliance Fund Distributors launched the AllianceBernstein value funds and Bernstein private clients gradually added growth to their portfolios. We also discovered substantial institutional and sub-advisory interest in blended growth (Alliance) and value (Bernstein) equity portfolios.

We achieved exceptional investment results for our value equity clients, and modestly better than style benchmark results in our major fixed income and growth equity disciplines.

42. On March 28, 2002, the Company filed its annual report on Form 10-K with the SEC. The Company's Form 10-K was signed by the Individual Defendants. Therein, the Company reaffirmed its previously announced financial results.

43. On May 2, 2002, the Company announced its financial results for the first quarter of 2002. Alliance Capital reported the following:

Alliance Holding:

Net operating earnings (net income excluding amortization of intangibles and goodwill) were $0.60 per Unit for the first quarter of 2002, a decrease of 13.0% from $0.69 per Unit.
Distribution per Alliance Holding Unit is $0.59, compared to $0.68 per Unit.

Alliance Capital:

Assets Under Management (AUM) at March 31, 2002 were $452 billion, up 5.4% from the prior year quarter.
Average AUM were $448 billion, a decrease of 0.7% as compared to $451 billion.
Net new business flows were $5.1 billion in the quarter and $29 billion for the twelve-month period -- positive across all distribution channels.
Revenues were $721 million, a decline of 3.0% from $742 million.
Operating expenses were flat at $539 million.
Net operating earnings were $173 million for the first quarter of 2002, down 11.4% compared to $195 million.

"First quarter results were broadly consistent with our expectations, in the context of a flat equity market and a modest decline in key growth stock indices. But, the environment remains challenging. Our investment performance during the quarter was mixed as we remain focused on longer-term opportunities in a very risk adverse environment. Nevertheless, we continue to win net new business in each of our distribution channels, with particular strength outside the U.S.

"The combination with Bernstein has helped to provide stability during a very challenging period for growth investing. Bernstein and Alliance have come together exceptionally well. The combined firm is well positioned in terms of product quality and diversity, and we have leading positions in retail, institutional and private client distribution channels. Our institutional research business is performing very well. Overall, we remain confident about the future[.]"

44. On May 13, 2002, the Company filed its quarterly report on Form 10-Q with the SEC. The Company's Form 10-Q was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

45. On July 23, 2002, the Company announced its financial results for the second quarter of 2002. Alliance Capital reported the following:

> Alliance Holding:
>
> > Net operating earnings (net income excluding amortization of intangibles and goodwill) were $0.59 per Unit for the second quarter of 2002, a year-over-year decrease of 18.1%.
> >
> > Distribution per Alliance Holding Unit is $0.58, an 18.3% year-over-year decrease.
>
> Alliance Capital:
>
> > Assets Under Management (AUM) at June 30, 2002 were $412 billion, down 10.7% from $462 billion a year ago primarily due to market declines. In the same period, the S&P 500 declined 18.0%.
> >
> > Net new business for the twelve-month period ended June 30, 2002 was $7.0 billion.
> >
> > Net outflows for the quarter were $5.6 billion, of which $2.9 billion was in cash management.
> >
> > Average AUM were $434 billion for the quarter, a decrease of 4.0% compared to the second quarter of 2001.
> >
> > Revenues for the quarter were $724 million, a decline of 4.7% from $760 million in the year ago period.
> >
> > Net operating earnings were $170 million, down 16.5% from $204 million a year ago.

46. On August 14, 2002, the Company filed its quarterly report on Form10-Q with the SEC. The Company's Form 10-Q was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

47. On October 31, 2002, the Company announced its financial results for the third quarter of 2002. Alliance Capital reported the following:

Alliance Holding:

> Net operating earnings (net income excluding amortization of intangibles and goodwill) were $0.47 per Unit for the third quarter of 2002 versus $0.68 for the third quarter of 2001, a decrease of 30.9%.
>
> Distribution per Alliance Holding Unit is $0.46, a 31.3% decline from $0.67 for the quarter ended September 30, 2001.

Alliance Capital:

> Assets Under Management (AUM) at September 30, 2002 were $369 billion, down 11.8% or $49 billion from $418 billion a year ago, primarily due to global equity market declines.
>
> Market depreciation accounted for most of the year-over-year decline in AUM, reducing AUM by $46.7 billion.
>
> Average AUM were $391 billion for the quarter ended September 30, 2002, a decrease of 12.3% from $446 billion for the third quarter of 2001.
>
> Net asset outflows were $4.3 billion for the current quarter. Net asset inflows in the institutional and private client channels for the quarter totaled $2.2 billion while the retail channel experienced net asset outflows of $6.5 billion including $2.1 billion in cash management AUM and $1.1 billion from the closing of an Italian sub-advisory relationship.

> Revenues for the quarter were $650 million, a decline of 10.4% from $725 million in the year ago period.
>
> Operating expenses declined 2.9% to $506 million for the third quarter of 2002 from $521 million a year ago.
>
> Net operating earnings were $137 million, down 29.6% from $194 million a year ago.

48. On November 13, 2002, the Company filed its quarterly report on Form 10-Q with the SEC. The Company's Form 10-Q was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

49. On January 30, 2003, the Company announced its financial results for the fourth quarter and year end 2002. Alliance Capital reported the following:

> Alliance Holding: (The Publicly Traded Partnership)
>
> > Distribution per Alliance Holding Unit is $0.52 for the fourth quarter of 2002, a 22.4% decline from $0.67 for the fourth quarter of 2001. The distribution is payable on February 20, 2003 to record holders of Alliance Holding Units at the close of business on February 10, 2003. For the full year 2002, cash distributions totaled $2.15 per Unit, down 21.2% from 2001.
> >
> > Diluted net income per Unit for the fourth quarter ended December 31, 2002 was $0.51, unchanged from the same period in 2001. For the year, diluted net income per Unit was $2.11, up 0.5% from 2001.
> >
> > Net operating earnings (net income excluding amortization of intangibles and goodwill) were $0.53 per Unit for the fourth quarter of 2002 versus $0.68 for the fourth quarter of 2001, a decrease of 22.1%. For the year, Alliance Holding net operating earnings were $2.19 per Unit, down 20.9%.
>
> Alliance Capital: (The Operating Partnership)

> Assets Under Management (AUM) at December 31, 2002 were $387 billion, down 14.5% from a year ago, due primarily to global equity market declines.
>
> Average AUM were $384 billion for the quarter ended December 31, 2002, a decrease of 12.7% from the same quarter a year ago. For the year ended 2002, average AUM was $415 billion, a decrease of 7.7% from 2001.
>
> Net asset inflows were $0.5 billion for the fourth quarter of 2002. Net asset inflows in the institutional investment management and private client channels for the quarter totaled $1.3 billion while retail channel net asset outflows were $0.8 billion. For the year ended 2002, net asset outflows were $4.3 billion; inflows of $3.7 billion in institutional investment management and $4.0 billion in private client partially offset retail outflows of $12.0 billion. Of the $12.0 billion, $6.2 billion was in money market funds and $2.4 billion resulted from the internalization of a sub-advisory relationship in Italy.

50. On March 27, 2003, the Company filed its annual report on Form 10-K with the SEC. The Company's Form 10-K was signed by the Individual Defendants. Therein, the Company reaffirmed its previously announced financial results.

51. On April 29, 2003, the Company announced its financial results for the first quarter of 2003. Alliance Capital reported the following:

> Alliance Holding (The Publicly Traded Partnership):
>
> Distribution per Alliance Holding Unit will be $0.37 compared to $0.59 per Unit in the year ago quarter. The distribution is payable on May 22, 2003 to record holders of Alliance Holding Units at the close of business on May 9, 2003.
>
> Diluted net income per Unit was $0.37, a decline of 36.2% from $0.58 per Unit. (Net Operating Earnings, which is the basis for current analyst consensus estimates, would have been $0.39 per Unit for the quarter.)
>
> Alliance Capital (The Operating Partnership):

> Assets Under Management (AUM) at March 31, 2003 were $386 billion, down 14.6% from March 31, 2002, primarily as a result of market depreciation.
>
> Average AUM were $384 billion, a decrease of 14.2% as compared to $448 billion in the year ago quarter.
>
> Net asset inflows were $4.1 billion for the quarter. However, net asset outflows totaled $5.3 billion on a trailing twelve-month basis.
>
> Revenues declined 16.4% to $602.6 million, the result of lower average AUM and a 19.4% drop in Institutional Research Services revenues.
>
> Operating expenses for the quarter were $482 million, a decrease of 10.5%.
>
> Net income was $109 million compared to $168 million in the year ago quarter.
>
> Pre-tax margin was 22.9% compared to 29.9% in the first quarter of 2002. (GAAP pre-tax margin was 19.1% compared to 24.5% in the first quarter of 2002. Pre-tax margin is presented as a non-GAAP financial measure. Please see table entitled "Analysis of Pre-Tax Margin," which includes a reconciliation to GAAP pre-tax margin not provided in the press release as originally issued.)

52. On May 12, 2003, the Company filed its quarterly report on Form 10-Q with the SEC. The Company's Form 10-Q was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

53. On July 29, 2003, the Company announced its financial results for the second quarter of 2003. Alliance Capital reported the following:

> Alliance Holding (The Publicly Traded Partnership):
>
> Diluted Net Income Per Unit was $0.51, a 37.8% increase from $0.37 per Unit in 1Q03 but a 10.5% decrease from $0.57 per Unit in 2Q02.

Distribution Per Alliance Holding Unit will be $0.51, an increase of 37.8% from $0.37 per Unit in 1Q03, but a decrease of 12.1% from $0.58 per Unit in 2Q02. The distribution is payable on August 18, 2003 to record holders of Alliance Holding Units at the close of business on August 8, 2003.

Alliance Capital (The Operating Partnership):

Assets Under Management (AUM) were $426 billion, up 10.3% from $386 billion at March 31, 2003 and up 3.3% from $412 billion at June 30, 2002 as a result of net asset inflows and market appreciation.

Average AUM were $410 billion, an increase of 6.7% from $384 billion in 1Q03 but a decrease of 5.4% from $434 billion in 2Q02.

Net Asset Inflows were $2.3 billion for the quarter and $2.6 billion on a trailing twelve-month basis. For the quarter, net asset inflows of $2.6 billion in the Retail channel (excluding cash management) and $1.0 billion in the Private Client channel were partially offset by net asset outflows of $1.1 billion from cash management and $0.2 billion from the Institutional Investment Management channel. For the twelve-month period, $6.9 billion in net asset outflows in the Retail channel were offset by $6.2 billion of net inflows in the Institutional Investment Management channel and $3.3 billion in the Private Client channel.

Revenues rose 9.8% to $662 million from $603 million in 1Q03 due to higher average AUM and increased transaction volume. However, revenues declined 8.6% from $724 million in 2Q02, primarily due to lower investment advisory and services fees and distribution revenues, the result of a decrease in average AUM and a decline in transaction volume.

Expenses for the quarter were $506 million, an increase of 3.7% from $488 million in 1Q03 but a decrease of 8.2% from $550 million in 2Q02. The increase from 1Q03 was primarily due to increased incentive compensation from higher earnings and higher promotion and servicing expenses. The year-over-year decline in expenses was mainly the result of reduced headcount, lower commissions, and lower promotion and servicing costs, offset by an increase in the amortization of deferred compensation due to vesting.

> Net Income increased 35.8% to $148 million from $109 million in 1Q03 but declined 10.3% from $165 million in the year ago quarter.
>
> Pre-tax Margin on a GAAP basis improved to 23.6% compared to 19.1% in 1Q03 and declined slightly from 24.0% in 2Q02. Adjusted for distribution revenues, pre-tax margin on a non-GAAP basis was 28.3% in 2Q03, 22.9% in 1Q03 and 29.0% in 2Q02.

54. On August 13, 2003, the Company filed its quarterly report on Form10-Q with the SEC. The Company's Form 10-Q was signed by defendant Joseph. Therein, the Company reaffirmed its previously announced financial results.

55. The statements referenced above in ¶¶ 31-54 were each materially false and misleading because they failed to disclose and/or misrepresented the following adverse facts, among others: (1) that its wholly-owned subsidiary Alliance Capital Management entered into an illegal agreement with special investors wherein Alliance Capital Management permitted the special investors to time AllianceBernstein mutual funds; (2) that in exchange for permitting the special investors to time AllianceBernstein mutual funds, they deposited "sticky assets" into certain Alliance Capital hedge funds; (3) that the "sticky assets" deposited into certain Alliance Capital hedge funds permitted Alliance Capital to materially overstate its assets under management and thus permitted Alliance Capital to receive a steady flow of fees from such "sticky assets;" and (4) as a result of this illegal scheme, Alliance Capital, throughout the Class Period, materially overstated and artificially inflated Alliance Holding's earnings, income, and earning per share.

THE TRUTH BEGINS TO EMERGE

56. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint in New York Supreme Court that exposed the fraudulent and manipulative practices that occurred at mutual fund companies (the "Spitzer Complaint"), charging, Edward Stern and Canary Capital

Partners, LLC ("Canary") with fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a full- scale confidential investigation. The Spitzer complaint alleged that various mutual fund companies allowed Canary to "time" and "late trade" various mutual funds in return for the mutual fund companies receiving money as known as "sticky assets" for allowing such activity. The Spitzer Complaint described these practices as follows:

> [Timing] works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese shares. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese shares in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way, the NAV does not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.
>
> ***
>
> [Late Trading]
>
> Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value or "NAV," generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the fund manager maintains for the fund. A mutual fund stands ready to buy or redeem its shares at the NAV with the public all day, any day -- but unlike a stock, the price of a mutual fund does not change

> during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff get that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is the rule of "forward pricing," which became law in 1968.
>
> ***
>
> An investor who has the ability to avoid forward pricing and buy at the prior NAV enjoys a significant trading edge. He or she can wait until after the market closes for significant news such as the above-earnings announcement to come out, and then buy the fund at the old, low NAV that does not reflect the impact of the new information. When the market goes up the next day, the lucky investor would be able to sell and realize an arbitrage profit based solely on the privilege of trading on the "stale" NAV.

57. On September 30, 2003, the Company issued a press release with the headline: "Alliance Capital Management Issues a Statement With Regard to Its Mutual Fund Advisory Business." Therein, the Company stated:

> As has been publicly reported, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC"), are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares.
>
> Alliance Capital Management L.P. ("Alliance Capital"), investment adviser to the Alliance family of mutual funds, announced today that it has been contacted by these regulators in connection with this mutual fund investigation, and has been providing full cooperation.
>
> Alliance Capital also announced that, based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

> Alliance Capital also announced that its Board of Directors today authorized a special committee, comprised of the members of its Audit Committee and the other independent member of the Board, to direct and oversee a comprehensive review of the facts and circumstances relevant to the SEC's and the NYAG's investigations.

58. Also, on September 30, 2003, various news services reported that Alliance Capital had allowed Alliance Capital hedge funds and other special investors to time its AllianceBernstein Mutual Funds. More specifically, it was reported that Alliance Capital had suspended the manager of a technology mutual fund as well as the head of marketing for its hedge fund business, which manages money for wealthy individuals and pension funds. Moreover, Alliance Capital said the executives were placed on leave after it discovered "conflicts of interest in connection with certain market timing transactions," an industry term for rapid-fire trading in mutual funds for short-term profit.

59. On news of the this, Alliance Capital stock fell 5.7% or $2.04 per share to close at $33.49 per share on September 30, 2003.

60. Then on November 5, 2003, The New York Times reported that regulators were considering bringing formal charges against Alliance Capital. More specifically, The New York Times stated:

> Securities and Exchange Commission and New York State Atty Gen Eliot L Spitzer are considering action against Alliance Capital Management for improper trading of mutual funds that may have been done with knowledge of top executives; SEC and Spitzer are looking at frequent trading in and out of Alliances funds by Las Vegas investor Daniel Calugar, who ran small brokerage firm called Security Brokerage, and by Edward J Stern, who reached settlement with Spitzer in September; regulators are also weighing action against Security Trust Co of Phoenix, which acts as intermediary in trading of mutual funds on behalf of institutions.

61. On news of this, Alliance Capital stock fell 8.8% or $3.00 per share to close at $31.10 per share.

62. More bad news befell the Company on November 6, 2003, when The Wall Street Journal reported that Alliance Capital set up the market-timing deals. More specifically, The Wall Street Journal reported:

> Alliance Capital had multiple arrangements to permit "market-timing" trading of its mutual funds in exchange for investors placing money in hedge funds also run by Alliance, according to people with the matter. These arrangements were known by a number of top executives at the firm, these people say.
>
> Federal and state regulators, meanwhile, could file civil charges against Alliance Capital Management Holding LLC, and one of the nation's largest asset-management firms with roughly $38 billion in mutual-fund assets, as soon as early next week, according to people familiar with the investigations. Alliance, which is majority owned by AXA SA of France, declined to comment.
>
> ***
>
> The two employees suspended by Alliance were Gerald Malone, a veteran technology-stock investor who ran the AllianceBernstein Technology Fund as well as two Alliance hedge funds, and Charles Schaffran, a marketing executive who oversaw sales of Alliance hedge funds to investors. As reported in early October, the suspensions were based on the preliminary results of an internal inquiry that found certain investors were allowed to make rapid trades in a mutual fund managed by Mr. Malone in exchange for making large investments in Alliance hedge funds also run by Mr. Malone.
>
> ***
>
> But such arrangements also existed for mutual funds other than the one run by Mr. Malone, according to people familiar with the matter. In addition, they claimed that some Alliance senior executives were involved or aware of these arrangements before the firm became the subject of investigations over improper trading of its fund.

> In addition, Alliance executives instructed the firm's "timing police," who are responsible for tracking market-timers, to allow market-timing by those who had entered into such arrangements while blocking traders that hadn't been part of these deals, these people say.
>
> Most Alliance funds have language in their prospectus that discourages short-term trading. The prospectus says the funds reserve "the right to restrict purchase of shares (including through exchanges) when there appears to be evidence of a pattern of frequent purchases and sales made in response to short-term considerations."
>
> As reported, Alliance permitted Security Brokerage Inc., a Las Vegas-based firm, to make short-term trades in Mr. Malone's mutual fund in exchange for investments into Mr. Malone's hedge funds, according to people familiar with the situation.
>
> Canary Capital Partners LLC, the hedge fund at the center of Mr. Spitzer's investigation into improper trading of mutual-fund shares, also appears to have had arrangements to trade in Alliance's funds. Trading records made public by the Attorney General's office shows Canary selling about $11 million of Alliance's AllianceBernstein Growth & Income Fund on one day in January.
>
> The Growth & Income Fund is managed by Paul Rissman, who also runs the AllianceBernstein Balanced Share Fund and an Alliance hedge fund. Neither Mr. Rissman, who has been with Alliance since 1989 and is a member of the firm's 17-person executive committee, nor his attorney could be reached for comment.

63. The market again acted negatively toward this news with shares of Alliance Capital falling another 3% or $0.95 per share to close at $30.15 per share.

UNDISCLOSED ADVERSE INFORMATION

64. The market for Alliance Capital's publicly traded securities was open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, Alliance Capital's publicly traded securities traded at artificially inflated prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired

Alliance Capital publicly traded securities relying upon the integrity of the market price of Alliance Capital's publicly traded securities and market information relating to Alliance Capital, and have been damaged thereby.

65. During the Class Period, defendants materially misled the investing public, thereby inflating the price of Alliance Capital's publicly traded securities, by publicly issuing false and misleading statements and omitting to disclose material facts necessary to make defendants' statements, as set forth herein, not false and misleading. Said statements and omissions were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about the Company, its business and operations, as alleged herein.

66. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class. As described herein, during the Class Period, defendants made or caused to be made a series of materially false or misleading statements about Alliance Capital's business, prospects and operations. These material misstatements and omissions had the cause and effect of creating in the market an unrealistically positive assessment of Alliance Capital and its business, prospects and operations, thus causing the Company's publicly traded securities to be overvalued and artificially inflated at all relevant times. Defendants' materially false and misleading statements during the Class Period resulted in plaintiff and other members of the Class purchasing the Company's publicly traded securities at artificially inflated prices, thus causing the damages complained of herein.

ADDITIONAL SCIENTER ALLEGATIONS

67. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the Company were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding Alliance Capital, their control over, and/or receipt and/or modification of Alliance Capital's allegedly materially misleading misstatements and/or their associations with the Company which made them privy to confidential proprietary information concerning Alliance Capital, participated in the fraudulent scheme alleged herein.

68. Defendants knew and/or recklessly disregarded the falsity and misleading nature of the information which they caused to be disseminated to the investing public. The ongoing fraudulent scheme described in this complaint could not have been perpetrated over a substantial period of time, as has occurred, without the knowledge and complicity of the personnel at the highest level of the Company, including the Individual Defendants.

Applicability Of Presumption Of Reliance: Fraud-On-The-Market Doctrine

69. At all relevant times, the market for Alliance Capital's publicly traded securities was an efficient market for the following reasons, among others:

(a) Alliance Capital's stock met the requirements for listing, and was listed and actively traded on the NYSE, a highly efficient and automated market;

(b) As a regulated issuer, Alliance Capital filed periodic public reports with the SEC and the NYSE;

(c) Alliance Capital regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) Alliance Capital was followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

70. As a result of the foregoing, the market for Alliance Capital's publicly traded securities promptly digested current information regarding Alliance Capital from all publicly available sources and reflected such information in Alliance Capital's stock price. Under these circumstances, all purchasers of Alliance Capital's publicly traded securities during the Class Period suffered similar injury through their purchase of Alliance Capital's publicly traded securities at artificially inflated prices and a presumption of reliance applies.

NO SAFE HARBOR

71. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly false statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially

from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements pleaded herein, defendants are liable for those false forward-looking statements because at the time each of those forward-looking statements was made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of Alliance Capital who knew that those statements were false when made.

FIRST CLAIM
Violation Of Section 10(b) Of
The Exchange Act And Rule 10b-5
Promulgated Thereunder Against All Defendants

72. Plaintiff repeats and reiterates the allegations set forth above as though fully set forth herein. This claim is asserted against all defendants.

73. During the Class Period, defendant Alliance Capital and the Individual Defendants, and each of them, carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did: a) deceive the investing public, including plaintiff and other Class members, as alleged herein; b) artificially inflate and maintain the market price of Alliance Capital's publicly traded securities; and c) cause plaintiff and other members of the Class to purchase Alliance Capital's publicly traded securities at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, defendants Alliance Capital and the Individual Defendants, and each of them, took the actions set forth herein.

74. These defendants: a) employed devices, schemes, and artifices to defraud; b) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and c) engaged in acts, practices, and a course of business which operated

as a fraud and deceit upon the purchasers of the Company's securities in an effort to maintain artificially high market prices for Alliance Capital's securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. These defendants are sued either as primary participants in the wrongful and illegal conduct charged herein. The Individual Defendants are also sued as controlling persons of Alliance Capital, as alleged below.

75. In addition to the duties of full disclosure imposed on defendants as a result of their making of affirmative statements and reports, or participation in the making of affirmative statements and reports to the investing public, they each had a duty to promptly disseminate truthful information that would be material to investors in compliance with the integrated disclosure provisions of the SEC as embodied in SEC Regulation S-X (17 C.F.R. § 210.01 et seq.) and S-K (17 C.F.R. § 229.10 et seq.) and other SEC regulations, including accurate and truthful information with respect to the Company's operations, financial condition and performance so that the market prices of the Company's publicly traded securities would be based on truthful, complete and accurate information.

76. Alliance Capital and the Individual Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the business, business practices, performance, operations and future prospects of Alliance Capital as specified herein.

77. These defendants employed devices, schemes and artifices to defraud, while in possession of material adverse non-public information and engaged in acts, practices, and a course of conduct as alleged herein in an effort to assure investors of Alliance Capital's value and

performance and continued substantial growth, which included the making of, or the participation in the making of, untrue statements of material facts and omitting to state material facts necessary in order to make the statements made about Alliance Capital and its business operations and future prospects in the light of the circumstances under which they were made, not misleading, as set forth more particularly herein, and engaged in transactions, practices and a course of business which operated as a fraud and deceit upon the purchasers of Alliance Capital's securities during the Class Period.

78. Each of the Individual Defendants' primary liability, and controlling person liability, arises from the following facts: a) each of the Individual Defendants was a high-level executive and/or director at the Company during the Class Period; b) each of the Individual Defendants, by virtue of his responsibilities and activities as a senior executive officer and/or director of the Company, was privy to and participated in the creation, development and reporting of the Company's internal budgets, plans, projections and/or reports; c) the Individual Defendants enjoyed significant personal contact and familiarity with each other and were advised of and had access to other members of the Company's management team, internal reports, and other data and information about the Company's financial condition and performance at all relevant times; and d) the Individual Defendants were aware of the Company's dissemination of information to the investing public which they knew or recklessly disregarded was materially false and misleading.

79. These defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose

and effect of concealing Alliance Capital's operating condition, business practices and future business prospects from the investing public and supporting the artificially inflated price of its securities. As demonstrated by defendants' overstatements and misstatements of the Company's financial condition and performance throughout the Class Period, the Individual Defendants, if they did not have actual knowledge of the misrepresentations and omissions alleged, were reckless in failing to obtain such knowledge by deliberately refraining from taking those steps necessary to discover whether those statements were false or misleading.

80. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of Alliance Capital's securities were artificially inflated during the Class Period. In ignorance of the fact that market prices of Alliance Capital's publicly traded securities were artificially inflated, and relying directly or indirectly on the false and misleading statements made by defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during the Class Period, plaintiff and the other members of the Class acquired Alliance Capital securities during the Class Period at artificially high prices and were damaged thereby.

81. At the time of said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiff and the other members of the Class and the marketplace known of the true performance, business practices, future prospects and intrinsic value of Alliance Capital, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their Alliance Capital publicly traded securities during the Class Period, or, if they had acquired such securities

during the Class Period, they would not have done so at the artificially inflated prices which they paid.

82. By virtue of the foregoing, Alliance Capital and the Individual Defendants have each violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

83. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the Company's securities during the Class Period.

SECOND CLAIM
Violation Of Section 20(a) Of The Exchange Act Against the Individual Defendants

84. Plaintiff repeats and reiterates the allegations as set forth above as if set forth fully herein. This claim is asserted against the Individual Defendants.

85. Each of the Individual Defendants acted as a controlling person of Alliance Capital within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their high-level positions with the Company, participation in and/or awareness of the Company's operations and/or intimate knowledge of the Company's actual performance, the Individual Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Each of the Individual Defendants was provided with or had unlimited access to copies of the Company's reports, press releases, public filings and other statements alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

86. In addition, each of the Individual Defendants had direct involvement in the day-to-day operations of the Company and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

87. As set forth above, Alliance Capital and the Individual Defendants each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their controlling positions, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action, designating plaintiff as Lead Plaintiff and certifying plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure and plaintiff's counsel as Lead Counsel;

(b) Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(d) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 21, 2003

CAULEY GELLER BOWMAN & RUDMAN, LLP

By: [signature]
Samuel H. Rudman (SR-7957)
David Rosenfeld (DR-7564)
200 Broadhollow Road, Suite 406
Melville, NY 11747
(631) 367-7100

SCHIFFRIN & BARROWAY, LLP
Marc A. Topaz, Esquire
Richard A. Maniskas, Esquire
Three Bala Plaza East
Suite 400
Bala Cynwyd, PA 19004
(610) 667-7706

Attorneys for Plaintiff

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Adrienne Green, (Plaintiff) declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the Complaint and retains Schiffrin & Barroway, LLP and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in any private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff's transactions in the Alliance Capital Management Holding L.P. (NYSE: AC) security that is the subject of this action during the Class Period are as follows:

No. of Shares	Buy/Sell	Date	Price Per Share
300	Bought	10/28/03	$32.88

List additional transactions on a separate sheet of paper, if necessary.

5. During the three years prior to the date of this Certification, Plaintiff has sought to serve or served as a representative party for a class in the following actions filed under the federal securities laws: N/A

6. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 13 day of November, 2003.



ADRIENNE GREEN